SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 19, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 19, 2012: Colin Giles to leave Nokia, Nokia streamlines sales management

STOCK EXCHANGE RELEASE April 19, 2012

Colin Giles to leave Nokia, Nokia streamlines sales management

Nokia Corporation
Stock exchange release
April 19, 2012 at 13.05 (CET+1)

Espoo, Finland — Today Nokia announced that Colin Giles, executive vice president of sales and a member of the Nokia Leadership Team, will step down from his position and the Nokia Leadership Team effective June 30, 2012. After many years of travel, Giles has decided to leave the company on to be closer to his family.

With Giles departure, Nokia will restructure the sales organization by reducing a layer of sales management to ensure greater customer focus and providing senior leaders greater visibility into market dynamics. Effective immediately, Nokia’s four regional senior vice presidents and the lead of sales operations will report directly to Niklas Savander, executive vice president of markets.

The regional senior vice presidents include Chris Weber for the Americas; Shiv Shivakumar for India, Middle East and Africa; Olivier Puech for Asia Pacific and Victor Saeijs for Europe and Eurasia.

“Our structure is focused on ensuring that the sales organization is aligned with local customer requirements, market-by-market competitive issues and country-specific sales and marketing tactics,” said Savander. “As a result of reducing layers, we can increase the speed at which we execute sales activities and improve the collaboration between our business groups and our team on the ground.”

Giles joined Nokia in 1992 and has served in a number of marketing and sales roles across the company. Giles was instrumental in building Nokia’s presence in Asia and China and expanded Nokia’s sales and marketing efforts in many regions around the world. Most recently he led the global sales organization during Nokia’s transition. Colin will stay with Nokia until June 30, 2012, to help establish the new structure.

“Colin’s leadership has been very valuable as we shifted Nokia’s strategy and aligned the sales organization around our new product families, Lumia and Asha,” said Stephen Elop, president and CEO. “We appreciate the commitment that Colin has demonstrated to Nokia over the years, and we wish him much success as he takes the next step in his career.”

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Forward-looking statements
It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal